UNITED STATES
SECURITIES AND EXCHANGE: COMMISSION
Washington, I).C 20549

SCHEDULE 13G

			Under the Securities and Exchange Act of 1934

					     N/A
				       (Amendment No.)

					Galileo Corp
				       (Name of Issuer)

					Common stock
				(Title of Class of Securities)


					  363544107
					(CUSIP Number)



1.  NAME OF REPORTING PERSON
     S.S or l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		Century Management     TAX # 953017097

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
								   A
								   B x
3 SEC USE ONLY4 CITIZENSHIP OR PLACE OF ORGANIZATION

		USA

5   SOLE VOTING POWER
		18,860

6   SHARED VOTING POWER

		598,224

7   SOLE DISPOSITIVE POWER

		18,860

8   SHARED DISPOSITIVE POWER

		598,224

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		617,084


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		N/A

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


		7.65%

12 TYPE OF REPORTING PERSON*


		IA


Item 1.

(a) Name of Issuer

		Galileo Corp

(b) Address of Issuer's Principal Executive Offices

		PO BOX 550
		GALILEO PARK
		STURBRIDGE, MA 01566

Item 2.

(a) Name of Person Filing

		CENTURY MANAGEMENT      IRS# 953017097

(b) Address of Principal Business Office or, if none, Residence

		1301 Capitol of Texas Hwy
		SUITE  B228
		Austin, Texas   78746

(c) Citizenship

		USA

(d) Title of Class of Securities

		Common stock

(e) CUSIP Number 363544107



Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a:

(a)  Broker or Dealer registered under Section 15 of the Act

(b)  Bank as defined in section 3(a)(6) of the Act

(c)  Insurance Company as defined in section 3(a)(19) of the act

(d)  Investment Company registered under section 8 of the Investment Company
Act

(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

(g) Parent Holding Company, in accordance with 240.13d-l(b)(ii)(G) (Note: See Item 7)

(h) Group, in accordance with 240.13d-l(b)(l)(ii)(H)

Item 4. Ownership

(a) Amount Beneficially Owned

		617,084

(b) Percent of Class
		7.65%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote                    18,860
(ii) shared power to vote or to direct the vote                 598,224
(iii) sole power to dispose or to direct the disposition of     18,860
(iv) shared power to dispose or to direct the disposition of    598,224


Item 5. Ownership of Five Percent or Less of a Class.


Item 6. Ownership of More than Five Percent on Behalf of Another Person

	N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company

	N/A


Item 8. Identification and Classification of Members of the Group       N/A

Item 9. Notice of Dissolution of Group

	N/A

Item 10. Certification


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Date
					Signature
					Name/Title